[PEMEX LOGO]

                                     GERENCIA CORPORATIVA DE COMUNICACION SOCIAL
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                            PRESS RELEASE No. 33/2004

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                                                                DATE: 02/09/2004


                   PEMEX SIGNS FIFTH MULTIPLE SERVICE CONTRACT
         Olmos Block will generate investments for the country of almost
          U.S.$ 344 million in order to increase natural gas production


Petroleos Mexicanos signed today a Multiple Service Contract (MSC) with the Texan company Lewis Energy Group for the performance of the infrastructure, development and maintenance works of the non-associated gas fields of the Olmos block, located at the Burgos Basin.

The signature of this contract will generate a total investment of U.S.
$ 343,573,500 million throughout the 15-year term of the contract and with this investment Pemex expects to increase natural gas production by 40 million cubic feet per day.

This is the fifth MSC signed by Pemex. The first MSC, corresponding to the Reynosa-Monterrey block, was signed with the Spanish company Repsol, representing the public works contract for the largest amount in Pemex's records.

The Cuervito block contract was the second contract signed by Pemex. The contractor was an international consortium integrated by the Brazilian company Petrobras, the Japanese company Teikoku Oil Co. and the Mexican company D&S Petroleum, a subsidiary of Diavaz Group.

The third contract corresponded to the Mision block and it was awarded to an international Mexican-Argentinian consortium integrated by the Argentinian companies Techint and its subsidiary Tecpetrol, and the Mexican company Industrial Perforadora de Campeche (IPC).

While the fourth contract corresponded to the Fronterizo block. It was signed with the same Brazilian-Japanese-Mexican consortium which will develop the Cuervito block.

With the first five MSCs, Petroleos Mexicanos guarantees an increase in natural gas production of almost 440 million cubic feet per day, thus reducing costly imports, and these contracts will allow new investments for the country in an amount of U.S. $ 4.4 billion. The contracts will also attract leading technology and expertise that will increase Pemex's capacity, while saving the company an estimated U.S. $ 800 million in production costs.

Lewis Energy Group is a vertically integrated exploration and development company, one of the most successful groups in the Southern Texas region, and a company with proven technology and capability to develop natural gas fields in the region. The MSCs will strengthen Petroleos Mexicanos' capacity to develop the Burgos Basin Integral Project, oriented to increase non-associated natural gas production in the Northern region of the country, reduce imports, and help meet the increasing demand for natural gas in Mexico.




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